FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for 5 May 2004

Transco plc
1-3 Strand
London WC2N 5EH
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transco plc

Date: 5 May 2004                                                       By:    s/ David C. Forward
                                                                                      David C. Forward
                                                                                      Authorised signatory

ANNEX 1 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcement to the London Stock Exchange
of 5 May 2004

                                                                          Transco plc
                                                                          1-3 Strand
                                                                          London
                                                                          WC2N 5EH
                                                                          United Kingdom

____________________________________________________________________

Announcement:

5 May 2004-         'Redemption of Special Share in NGT'

(Announcement by the Group's Ultimate Holding Company, National Grid Transco plc (NGT), which NGT has separately submitted on its own Form 6K of today's date.)

5th May 2004
Transco plc
Parent Company Announcement
-------------------------------------------
National Grid Transco
Redemption of Special Share in NGT

National Grid Transco welcomes today's announcement from the UK Government that it plans to redeem the Special Share in National Grid Transco.

Following redemption NGT will cancel the Special Share and amend its Articles of Association accordingly.

The Special Share was put in place at privatisation and it is the view of the UK Government and NGT that developments in the regulatory and competition frameworks mean that it is no longer required.

Contacts

Investors
Marcy Reed              +44 (0)20 7004 3170            +44 (0)7768 490807(m)
Terry McCormick      +44 (0)20 7004 3171           +44 (0)7768 045139(m)
Louise Clamp           +44 (0)20 7004 3172            +44 (0)7768 555641(m)

Media
Clive Hawkins           +44 (0)20 7004 3147            +44 (0)7836 357173(m)

Citigate Dewe Rogerson   +44 (0)20 7638 9571
Anthony Carlisle        +44 (0)7973 611888(m)